UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission File Number:  1-10207

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALARIS Medical Systems Retirement Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALARIS Medical Systems, Inc.
10221 Wateridge Circle
San Diego, CA 92121
(858) 458-7000

ALARIS MEDICAL SYSTEMS RETIREMENT INVESTMENT PLAN

Table of Contents

Page Number

Report of Independent Registered Public Accounting Firms	1-2

Basic Financial Statements

Statement of Net Assets Available for Plan Benefits	3

Statement of Changes in Net Assets Available for Plan Benefits	4

Notes to Financial Statements	5-7

Additional Information *

Schedule I - Schedule of Assets (Held at End of Year)	9

Signature	10

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
ALARIS Medical Systems Retirement Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of ALARIS Medical Systems Retirement Investment Plan (the “Plan”) as of December 31, 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of ALARIS Medical Systems Retirement Investment Plan as of December 31, 2002 were audited by other auditors whose report dated June 26, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2003, and the changes in the net assets available for plan benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying index, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Holthouse Carlin & Van Trigt LLP

Westlake Village, California
July 9, 2004

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
ALARIS Medical Systems Retirement Investment Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of ALARIS Medical Systems Retirement Investment Plan (the “Plan”) at December 31, 2002, and the change in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 26, 2003

ALARIS MEDICAL SYSTEMS RETIREMENT INVESTMENT PLAN

Statements of Net Assets Available for Plan Benefits

	As of December 31,
	2003	2002
Investments, at Fair Value
Registered Investment Companies:
American Funds EuroPacific Growth Fund	$3,345,330	$2,270,437
Franklin Balance Sheet Investment Fund	412,397	121,482
T. Rowe Price Equity Income Fund; Shares	9,762,797	7,420,633
Vanguard 500 Index Fund Investor Shares	15,426,287	10,441,849
Vanguard Balanced Index Fund Investor Shares	793,820	36,353
Vanguard Explorer Fund	875,041	104,367
Vanguard Prime Money Market Fund	1,044,798	763,723
Vanguard PRIMECAP Fund	21,838,676	14,992,000
Vanguard Total Bond Market Index Fund	3,308,184	2,080,121
Vanguard U.S. Growth Fund	7,365,327	5,221,206

	64,172,657	43,452,171
Vanguard Retirement Savings Trust	17,856,697	15,949,056
ALARIS Medical Systems Stock Fund	13,603,593	7,694,264
Eli Lilly Stock Fund	23,830,545	22,231,698
Participant Loans	1,658,328	1,651,733

Net Assets Available For Plan Benefits	$121,121,820	$90,978,922

The accompanying notes are an integral part of the financial statements.

ALARIS MEDICAL SYSTEMS RETIREMENT INVESTMENT PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2003

ADDITIONS
Investment Income:
Interest and Dividend Income, Investments:
Interest Income, Common/Collective Trusts	$723,364
Dividend Income, Common Stock	437,719
Dividend Income, Registered Investment Companies	773,156
Interest income, Participant Loans	111,406

Total Interest and Dividend Income, Investments	2,045,645

Net Appreciation In Fair Value Of Investments:
Net Realized Gain on Sale of Assets	1,862,815
Net Realized Gain on Sale of Registered Investment Companies	545,400
Unrealized Appreciation of Assets	10,378,893
Unrealized Appreciation of Registered Investment Companies	12,565,159

Net Appreciation in Fair Value of Investments	25,352,267

Total Investment Income	27,397,912

Contributions
Employer Contributions	2,153,634
Participants’ Contributions:
Pre-tax	5,338,390
Rollovers	451,862

Total Participants’ Contributions	5,790,252

Total Contributions	7,943,886

Other Additions
Miscellaneous Income	2,835
Miscellaneous Adjustments	1,378

Total Other Additions	4,213

Total Additions	35,346,011

DEDUCTIONS
Payment of Benefits	5,199,288
Other Deductions	3,825

Total Deductions	5,203,113

NET INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	30,142,898

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of Period	90,978,922

End of Period	$121,121,820

        The accompanying notes are an integral part of the financial statements.

ALARIS MEDICAL SYSTEMS RETIREMENT INVESTMENT PLAN

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN

The following description of the ALARIS Medical Systems Retirement Investment Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan established to provide eligible employees with additional security for their retirement. The Plan covers substantially all eligible employees of ALARIS Medical Systems, Inc. (the “Company”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Generally, employees are eligible to participate after completing one full payroll cycle. Employees may not be eligible to participate if they are a collectively bargained employee, a leased employee or an employee scheduled to work less than 20 hours per week (unless actual hours worked total more than 1,000 hours per year). An Administrative Committee consisting of four persons, appointed by the Company, has the authority to interpret the Plan and to resolve all questions arising in connection with the interpretation, application and administration of the Plan. Vanguard Fiduciary Trust Company (“VFTC”) serves as the Plan’s trustee.

Effective August 25, 2003, the ALARIS Medical Systems Stock Fund was reopened for contributions into the fund.

Contributions
Participants may make tax deferred contributions to the Plan of up to 20% of their eligible compensation, subject to the maximum permitted under the Plan and the Internal Revenue Code. Participants may also contribute amounts representing distributions from other defined benefit or defined contribution plans.

Effective January 2002, participants who are age 50 and older may make “catch-up” contributions to the Plan in accordance with the tax law that was passed in 2001.

The Company makes matching contributions equal to 50% of the first 8% of eligible compensation contributed. The Company also may make discretionary profit sharing contributions. There were no discretionary profit sharing contributions in 2003 or 2002.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and Plan earnings and charged with an allocation of administrative expenses, if any. Plan earnings, which are not taxable to the participant under federal and state tax laws until withdrawn, are allocated on the basis of the participants’ account balances in the various investment alternatives.

Vesting
All participant contributions and related earnings credited to the participants’ accounts are fully vested and non-forfeitable. Company contributions and related earnings become 100% vested after one year of service with the Company.

Participant Loans
Plan participants may borrow up to 50% of their vested account balance, subject to a minimum of $1,000 and a maximum of $50,000. The loans are collateralized by the participants’ account balances. The loans bear interest at a rate of the prime rate plus 1%, determined on a quarterly basis and established when the loan is made. Interest rates range from 5.00% to 10.50% at December 31, 2003. Participants may have only one loan outstanding at a time, and may not have more than one loan in any 12-month period. If the participant is married, spousal consent is required to take a loan.

ALARIS MEDICAL SYSTEMS RETIREMENT INVESTMENT PLAN

Notes to Financial Statements (Continued)

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits
Upon retirement, disability, death or termination of employment, a participant is entitled to 100% of his/her vested account balance, reduced by any participant loan outstanding. Participant accounts with balances up to $5,000 are settled with lump-sum distributions. Participants with a balance greater than $5,000 may elect a distribution, rollover, or to leave their balances in the Plan. Amounts left on deposit with the Plan and the earnings thereon are not forfeitable.

Participants also have an option to take hardship withdrawals, age 59½ withdrawals or other in-service withdrawals, subject to Plan provisions.

Forfeited Accounts
Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions or pay administrative expenses. There were no forfeitures used in 2003 and forfeitures of $25,987 were used in 2002. At December 31, 2003 and December 31, 2002, forfeited non-vested accounts totaled $2,856 and $7, respectively.

Plan Termination
The Company may terminate the Plan for any reason at any time subject to the provisions of ERISA. In the event of termination, all participants will become 100% vested.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with U.S. generally accepted accounting principles, have been used consistently in the preparation of the Plan’s financial statements.

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits
Benefits are recorded when paid.

ALARIS MEDICAL SYSTEMS RETIREMENT INVESTMENT PLAN

Notes to Financial Statements (Continued)

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Concentration of Risk
The Plan has exposure to risk to the extent that its investments are subject to market fluctuations and interest rate fluctuations that may materially affect the value of the investment balances.

NOTE 3 - INVESTMENTS

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) changed in value as follows:

For the Year Ended December 31, 2003

Registered Investment Companies	$13,110,559
Common Stock	12,241,708

Net appreciation in fair value of Investments	$25,352,267

The following investments represent 5 percent or more of the Plan’s net assets as of December 31, 2003:

T. Rowe Price Equity Income Fund; Shares	$9,762,797
Vanguard 500 Index Fund Investor Shares	$15,426,287
Vanguard PRIMECAP Fund	$21,838,676
Vanguard U.S. Growth Fund	$7,365,327
Vanguard Retirement Savings Trust	$17,856,697
ALARIS Medical Systems Stock Fund	$13,603,593
Eli Lilly Stock Fund	$23,830,545

NOTE 4 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

NOTE 5 - PLAN EXPENSES

Generally, the Plan’s administrative expenses are paid as follows: trustee fees are paid by the Plan; accounting and legal fees are paid through forfeitures, if available. If forfeitures are not available, the accounting and legal fees are paid by the Company.

ALARIS MEDICAL SYSTEMS RETIREMENT INVESTMENT PLAN

Notes to Financial Statements (Continued)

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 30, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The plan has been amended since receiving the determination letter, however, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 - SUBSEQUENT EVENTS

Cardinal Health, Inc. completed its acquisition of ALARIS Medical Systems, Inc. on July 6, 2004. In connection with this acquisition, all shares held in the ALARIS Medical Systems Stock Fund were liquidated into the Vanguard Prime Money Market Fund.

ALARIS MEDICAL SYSTEMS RETIREMENT INVESTMENT PLAN	Schedule I

Schedule of Assets (Held at End of Year)
As of December 31, 2003

ALARIS Medical Systems Retirement Investment Plan, EIN 13-3492624, Plan #002

Attachment to Form 5500, Schedule H, Line 4(i):

	Identity of Issue	Investment Type	Current Value

*	American Funds EuroPacific Growth	Registered Investment Company	$3,345,330
*	Franklin Balance Sheet	Registered Investment Company	412,397
*	T. Rowe Price Equity Income	Registered Investment Company	9,762,797
*	Vanguard 500 Index Inv	Registered Investment Company	15,426,287
*	Vanguard Balanced Index Inv	Registered Investment Company	793,820
*	Vanguard Explorer Fund	Registered Investment Company	875,041
*	Vanguard Prime Money Mkt	Registered Investment Company	1,044,798
*	Vanguard PRIMECAP Fund	Registered Investment Company	21,838,676
*	Vanguard Total Bond Mkt Index	Registered Investment Company	3,308,184
*	Vanguard U.S. Growth	Registered Investment Company	7,365,327
*	Vanguard Retirement Savings Trust	Common/Collective Trust	17,856,697
*	ALARIS Medical Systems Stock	Company Stock Fund	13,603,593
*	Eli Lilly Stock Fund	Company Stock Fund	23,830,545
*	Participant Loans	5.00% - 10.50%	1,658,328

	Total assets held for investment purposes		$121,121,820

*	Party in Interest

See accompanying notes to financial statements and auditors' report.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ALARIS Medical Systems Retirement Investment Plan By: ALARIS Medical Systems, Inc. (plan administrator)

Date: July 12, 2004	By: /s/ ROBERT F. MATHEWS —————————————— Robert F. Mathews Vice President - Finance and Treasurer (Principal Accounting Officer)